United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On April 16, 2013, at 9:30 am, met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Dan Conrado — Chairman, Nelson Henrique Barbosa Filho, Robson Rocha, Marcel Juviniano Barros, Renato da Cruz Gomes and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Luiz Maurício Leuzinger, Hajime Tonoki and Eduardo de Oliveira Rodrigues Filho, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “3.1.1 PAYMENT OF FIRST INSTALLMENT OF VALE’S SHAREHOLDERS REMUNERATION — In compliance with Vale Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 28, 2013, the Board of Directors, upon the Fiscal Council favorable report, as mentioned by the member of the Fiscal Council Aníbal Moreira dos Santos, who attended the meeting pursuant to article 163 § 3º of the Brazilian Corporate Law, approved the payment of the first installment of shareholder’s remuneration, as of April 30, 2013, of the total amount of R$4.452.750.000,00, which will be paid as an advance of the remuneration from the profit of the 2013 fiscal year, which is equivalent to R$0,864045420 per outstanding common or preferred shares issued by Vale, subject to withholding income tax at the current applicable rate. From the aggregated total amount approved, R$3.661.150.000,00 will be paid as interest on shareholders equity, and R$791.600.000,00 as dividends, equivalent to, respectively, R$0,710437345 and R$0,153608075, per outstanding common or preferred shares issued by Vale.  All the holders, which on April 16, 2013 have shares issued by Vale, which on April 19, 2013 have Vale’s American Depositary Receipts or Vale’s Hong Kong Depositary Receipts, the latter at the close of business on April 19, 2013, shall be entitled to receive such payment.”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, April 16, 2013.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 16, 2013		Roberto Castello Branco
Director of Investor Relations